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| DEUTSCHE BANK | RR Donnelley ProFile | NYCFBUDSK132349 9.8.25 NYC mandb0nd | 30-Aug-2007 13:56 EST | 86122 TSCOV 1 | 7* |
| TS NO. 167 | | NYC | CLN g97d48-1.0 | PS PMT | 1C |

Term sheet No. 167
*To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006*

Registration Statement No. 333-137902
Dated August 30, 2007; Rule 433

Deutsche Bank /

Deutsche Bank AG, London Branch

$
10 Year Range Accrual Municipal Index Notes (MINT) due September 5, 2017

General

- The notes are 100% principal-protected notes that pay interest semi-annually in arrears at a rate per annum that is proportional to the number of days during the relevant period on which either of two conditions – one relating to the 3-month USD LIBOR Rate and one relating to the ratio of the SIFMA Index to the 3-month USD LIBOR Rate – is satisfied (as described below). The notes are designed for investors who believe that either or both of these conditions will generally be satisfied throughout the term of the notes, and who are willing to have interest payments on the notes contingent upon, and proportional to, the satisfaction of these conditions.
- Senior unsecured obligations of Deutsche Bank AG due September 5*, 2017.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples thereof.
- The notes are expected to price on or about August 30*, 2007 and are expected to settle on or about September 5*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Payment at Maturity:	At maturity you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.
Interest:	The notes will bear interest at the Applicable Interest Rate, payable semi-annually in arrears on March 5 and September 5 of each year during the term of the notes (each, an "**Interest Payment Date**"), commencing on March 5, 2008, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest Periods:	The period commencing on (and including) the Settlement Date to (but excluding) the first Interest Payment Date, and each period commencing on (and including) an Interest Payment Date to (but excluding) the next following Interest Payment Date.
Applicable Interest Rate:	The Applicable Interest Rate for each Interest Period will be determined by the calculation agent on the applicable Interest Payment Date based on the following formula:

$$\text{Applicable Interest Rate} = \text{Base Rate} \times \frac{\text{Accrual Condition Days}}{\text{Actual Days}}, \text{ where}$$

"**Accrual Condition Days**" is the number of calendar days during the applicable Reference Period on which either the Ratio Accrual Condition or LIBOR Accrual Condition is satisfied; and
"**Actual Days**" is the number of actual calendar days in such Reference Period.

Base Rate:	9.50% per annum.
Ratio Accrual Condition:	The Ratio Accrual Condition is satisfied on any day on which the Average Ratio for the previous six months is less than or equal to 70%.
LIBOR Accrual Condition:	The LIBOR Accrual Condition is satisfied on any day on which the Average LIBOR for the previous six months is less than or equal to 3.35%.
Average Ratio:	The Average Ratio is calculated by taking the weekly ratios of the level of the SIFMA Index to the level of the 3-month USD LIBOR Rate (each of which is set every Wednesday and takes effect the following day) during a six-month Reference Period and averaging them. In calculating the Average Ratio, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of the SIFMA Index and 3-month USD LIBOR Rate (*i.e.*, since, and including, the previous Thursday) that fall within such Reference Period. See "Description of the Notes – The SIFMA Index" and "– The 3-month USD LIBOR Rate" in this term sheet.
Average LIBOR	The Average LIBOR is calculated by taking the weekly levels of the 3-month USD LIBOR Rate (which is set every Wednesday and takes effect the following day) during a six-month Reference Period and averaging them. In calculating the Average LIBOR, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of the 3-month USD LIBOR Rate (*i.e.*, since, and including, the previous Thursday) that fall within such Reference Period. See "Description of the Notes – The 3-month USD LIBOR Rate" in this term sheet.
Reference Period:	With respect to each Interest Period, the period commencing on (and including) the second business day prior to the first day of such Interest Period to (and including) the third business day prior to the last day of such Interest Period.
Trade Date:	August 30*, 2007
Maturity Date:	September 5*, 2017
CUSIP:	2515A0 EN 9
ISIN:	US2515A0EN90

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page TS-8 in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-866-620-6443.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Underwriting" beginning on page TS-18 of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   Deutsche Bank Trust Company Americas



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC eggeb0nd | 29-Aug-2007 16:33 EST | | 86122 TS 1 | 6* |
| TS NO. 167 | START PAGE | | NYC | | CLN | PS PMT | 2C |

SUMMARY

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. You should rely only on the information contained in this term sheet and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page TS-8 in this term sheet, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- In making your investment decision, you should rely only on the information contained or incorporated by reference in this term sheet relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this term sheet and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this term sheet and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

- The notes described in this term sheet are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This term sheet and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

- **We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this term sheet nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this term sheet and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.**



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC seelj0cm | 29-Aug-2007 02:01 EST | 86122 TS 2 | 3* |
| TS NO. 167 | | NYC | | CLN | PS PMT | 2C |

- **You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this term sheet and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.**

What is the 3-month USD LIBOR Rate?

The "**3-month USD LIBOR Rate**" for any business day is the offered rate (British Bankers' Association) for deposits in U.S. dollars for a period of three months, commencing on such business day, which appears on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on that business day. If the 3-month USD LIBOR Rate cannot be determined on any business day as described above, then the 3-month USD LIBOR Rate will be determined on the basis of the rates, at approximately 11:00 a.m. London time on that business day, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that business day in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the 3-month USD LIBOR Rate for that business day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the 3-month USD LIBOR Rate for that business day will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 a.m. in New York, New York, on that business day, by three major banks selected by the calculation agent, beginning on that business day in a representative amount. If fewer than three banks selected by the calculation agent are quoting as described above, the 3-month USD LIBOR Rate for that business day will be determined by the calculation agent in a commercially reasonable manner and in its sole and absolute discretion.

What is the SIFMA Index?

The "**SIFMA Index**" is the Securities Industry and Financial Markets Association Index, formerly known as the Bond Market Association Municipal Swap Index. The SIFMA Index is a weekly-issued index that is compiled from the weekly interest rate resets of tax-exempt variable-rate obligations included in the database maintained by Municipal Market Data that meet specific criteria established from time to time by The Bond Market Association. The Municipal Market Data database consists of more than 15,000 active variable-rate demand obligation issues. For reference purposes only, the index is available on Bloomberg under MUNIPSA INDEX <GO> or through The Bond Market Association at: www.bondmarkets.com.

Under the present criteria, in order to qualify for the SIFMA Index, each component obligation must:

- be a weekly reset, effective on Wednesday;

- be tax-exempt for Federal income tax purposes, and not subject to Alternative Minimum Tax;



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC seelj0cm | 29-Aug-2007 02:06 EST | | 86122 TS 3 | 6* |
| TS NO. 167 | | ▮NYC | | | CLN | PS PMT | 1C |

- have an outstanding amount of $10 million or more;

- have the highest short-term rating (VMIG1 or A-1+); and

- pay interest on a monthly basis, calculated on an actual/actual basis

If the SIFMA Index is no longer published, the SIFMA Index level will be determined by reference to the level of the S&P Weekly High Grade Index (formerly the J.J. Kenny Index) maintained by Standard & Poor's Securities Evaluations Inc. for a 3-month maturity. If the S&P Weekly High Grade Index is no longer available, the SIFMA Index level will be the prevailing rate, determined by the calculation agent in its sole discretion, for tax-exempt state and local government bonds meeting the then-current The Bond Market Association criteria.

If the SIFMA Index is subsequently revised or amended after its initial publication, such amendment shall not be effective for the purposes of any calculation hereunder except in the event of manifest error.

What is the interest rate payable on the notes for a given Interest Period?

The following hypothetical examples illustrate how the interest amount payable on the notes is calculated for a single hypothetical Interest Period consisting of 180 calendar days and assuming a Base Rate of 9.50% per annum. The numbers appearing in the hypothetical examples below have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Example 1: On every calendar day during the applicable Reference Period, the Average LIBOR for the previous six months is less than or equal to 3.35%. Because the LIBOR Accrual Condition is satisfied on every calendar day during the applicable Reference Period, the Applicable Interest Rate is equal to the Base Rate of 9.50% per annum, regardless of whether or not the Ratio Accrual Condition is satisfied during the Reference Period.

$$\text{Applicable Interest Rate} = 9.50\% \times 180/180 = 9.50\%$$

Accordingly, the interest payment per $1,000 note principal amount is equal to $47.50.

$$\text{Interest payment amount per } \$1,000 \text{ note principal amount} = \$1,000 \times 9.50\% \times 180/360 = \$47.50$$

Example 2: On every calendar day during the applicable Reference Period, the Average LIBOR for the previous six months is greater than 3.35%, and on every calendar day during the applicable Reference Period, the Average Ratio for the previous six months is greater than 70%. Because neither the LIBOR Accrual Condition nor the Ratio Accrual Condition is satisfied on any calendar day during the applicable Reference Period, the Applicable Interest Rate is equal to 0.00% per annum.

$$\text{Applicable Interest Rate} = 9.50\% \times 0/180 = 0.00\%$$

Accordingly, the interest payment per $1,000 note principal amount is equal to $0.00.

$$\text{Interest payment amount per } \$1,000 \text{ note principal amount} = \$1,000 \times 0.00\% \times 180/360 = \$0.00$$

Example 3: On 60 calendar days during the applicable Reference Period, the Average LIBOR for the previous six months is less than or equal to 3.35%, and on an additional 60 calendar days during the applicable Reference Period, the Average



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC seelj0cm | 29-Aug-2007 02:07 EST | 86122 TS 4 | 5* |
| TS NO. 167 | | NYC | | CLN | PS PMT | 1C |

Ratio for the previous six months is less than or equal to 70%. Because there are a total of 120 Accrual Condition Days during the applicable Reference Period, the Applicable Interest Rate is equal to 6.33% per annum.

$$\text{Applicable Interest Rate} = 9.50\% \times 120/180 = 6.33\%$$

Accordingly, the interest payment per $1,000 note principal amount is equal to $31.67.

$$\text{Interest payment amount per \$1,000 note principal amount} = \$1,000 \times 6.33\% \times 180/360 = \$31.67$$

Example 4: On 60 calendar days during the applicable Reference Period, the Average LIBOR for the previous six months is less than or equal to 3.35%, and on 60 calendar days during the applicable Reference Period, 30 days of which overlap with the days on which the Average LIBOR for the previous six months is less than or equal to 3.35%, the Average Ratio for the previous six months is less than or equal to 70%. Because there are a total of 90 Accrual Condition Days during the applicable Reference Period (60 days on which the LIBOR Accrual Condition is satisfied + 60 days on which the Ratio Accrual Condition is satisfied – 30 days of overlap), the Applicable Interest Rate is equal to 4.75% per annum.

$$\text{Applicable Interest Rate} = 9.50\% \times 90/180 = 4.75\%$$

Accordingly, the interest payment per $1,000 note principal amount is equal to $23.75.

$$\text{Interest payment amount per \$1,000 note principal amount} = \$1,000 \times 4.75\% \times 180/360 = \$23.75$$

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the 3-month USD LIBOR Rate and the SIFMA Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **UNCERTAIN SEMI-ANNUAL INTEREST PAYMENTS** — Interest payable on the notes, if any, is determined by reference to the satisfaction of either the Ratio Accrual Condition or the LIBOR Accrual Condition. The Applicable Interest Rate for each Interest Period will be proportional to the number of days during the relevant Reference Period during which either or both of these conditions are satisfied, and will in any event not exceed the Base Rate of 9.50%.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in this term sheet entitled "Certain U.S. Federal Income Tax Consequences," as well as the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." We believe that the notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments."

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

  For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."



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| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC eggeb0nd | 29-Aug-2007 16:33 EST | 86122 TS 5 | 5* |
| TS NO. 167 | | NYC | | CLN | PS PMT | 1C |

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves risks. Investing in the notes is not equivalent to investing in securities linked directly to the 3-month USD LIBOR Rate or the SIFMA Index. These risks are explained in more detail in the "Risk Factors" section of this term sheet beginning on page TS-8.

- **THE INTEREST RATE ON THE NOTES MAY VARY FOR EACH INTEREST PERIOD AND MAY BE ZERO; IN NO EVENT WILL THE INTEREST RATE ON THE NOTES EXCEED THE BASE RATE** — The maximum Applicable Interest Rate on the notes for any Interest Period is the Base Rate, which will be 9.50% per annum, and the notes will bear interest for an Interest Period at that rate only to the extent that either the Ratio Accrual Condition or the LIBOR Accrual Condition is satisfied on each calendar day during the applicable Reference Period. The Applicable Interest Rate for any Interest Period will be reduced for every day during the applicable Reference Period on which neither the Ratio Accrual Condition nor the LIBOR Accrual Condition is satisfied. Accordingly, the actual interest payable on your notes for any Interest Period could be significantly less than the Base Rate and could be zero.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity.**

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.



DEUTSCHE BANK	RR Donnelley ProFile	NYCFBUDSK132349 9.8.25 NYC mandb0nd	30-Aug-2007 13:56 EST		86122 TS 6	9*
TS NO. 167	START PAGE	■ NYC		CLN g90k77-30.0	PS PMT	3C

Historical Information

The following graphs set forth the historical performances of the 3-month USD LIBOR Rate, the SIFMA Index and the ratio of the SIFMA Index to the 3-month LIBOR Rate from August 29, 1997 through August 29, 2007. The 3-month USD LIBOR Rate on August 29, 2007 was 5.51%, the SIFMA Index level on August 29, 2007 was 3.89% and the ratio of the SIFMA Index to the 3-month LIBOR Rate on August 29, 2007 was 70.6%. We obtained the historical performance information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the 3-month USD LIBOR Rate and the SIFMA Index should not be taken as indications of future performances, and no assurance can be given as to the future movements of the 3-month USD LIBOR Rate and the SIFMA Index during the term of the notes. We cannot give you assurance that the performances of the 3-month USD LIBOR Rate and the SIFMA Index will result in the payment of any interest on your notes.**



Source: Bloomberg

TS-6




Source: Bloomberg



Source: Bloomberg



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC pf_rend | 29-Aug-2007 16:57 EST | 86122 TS 8 | 3* |
| TS NO. 167 | START PAGE | | NYC | | CLN | PS PMT 1C |

RISK FACTORS

> *Your investment in the notes will involve certain risks. The notes may not pay any interest at all. Investing in the notes is not equivalent to investing in a security linked directly to the 3-month USD LIBOR Rate or to the SIFMA Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities.* **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement and the prospectus before you decide that an investment in the notes is suitable for you.**

The rate of interest payable on the notes is uncertain; the 3-month USD LIBOR Rate and the SIFMA Index will affect whether or not, and the extent to which, you will receive interest on the notes for any Interest Period.

The maximum interest rate for any Interest Period is the Base Rate, which will be 9.50% per annum. However, the Applicable Interest Rate for any Interest Period will be reduced for every day during the applicable Reference Period on which neither the Ratio Accrual Condition nor the LIBOR Accrual Condition is satisfied. Thus, if neither the LIBOR Accrual Condition nor the Ratio Accrual Condition is satisfied on any calendar day during an entire Reference Period, the Applicable Interest Rate for the applicable Interest Period will be zero. **Interest payable on the notes for any Interest Period could be significantly less than the Base Rate and could be zero.**

The return on the Notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market.

You should consider an investment in the Notes if you believe that either the Ratio Accrual Condition or the LIBOR Accrual Condition (or both) will generally be satisfied throughout the term of the notes. Accordingly, to the extent that neither the Ratio Accrual Condition nor the LIBOR Accrual Condition is satisfied during the term of the notes, you may earn less than the return you could have received on other debt securities of comparable maturity, and the Applicable Interest Rate for any number of Interest Periods may be less than interest rates available in the market. The interest payments you receive during the term of the notes, if any, may not fully compensate you for any opportunity cost taking into account inflation and other factors related to the time value of money.

Historical levels of the 3-month USD LIBOR Rate and the SIFMA Index should not be taken as indications of the future levels of the 3-month USD LIBOR Rate or the SIFMA Index during the term of the notes.

It is impossible to predict with certainty whether the 3-month USD LIBOR Rate and the SIFMA Index will rise or fall. The 3-month USD LIBOR Rate and the SIFMA Index are influenced by complex and interrelated political, economic, financial and other factors and, therefore, historical levels should not be taken as indications of the future levels of the 3-month USD LIBOR Rate and the SIFMA Index during the term of the notes. Factors that may influence the 3-month USD LIBOR Rate and the SIFMA Index include:

- supply and demand among banks in London for U.S. dollar-denominated deposits with terms of approximately three months;

- supply and demand for AAA-rated municipal debt;



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC pf_rend | 29-Aug-2007 16:57 EST | 86122 TS 9 | 4* |
| TS NO. 167 | | | NYC | CLN | PS PMT | 1C |

- the highest individual federal income tax rate, and expectations concerning the highest individual federal income tax rate;

- general economic, financial, political or regulatory conditions;

- changes in interest rates generally;

- monetary policies of the Federal Reserve Board; and

- inflation and expectations concerning inflation.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the levels of the 3-month USD LIBOR Rate and the SIFMA Index on any day will affect the value of the notes more than any other single factor. You should not expect, however, the value of the notes in the secondary market to vary in proportion to changes in the level of either the 3-month USD LIBOR Rate or the SIFMA Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the 3-month USD LIBOR Rate and in the SIFMA Index;

- the time remaining to maturity of the notes;

- supply and demand for the notes;

- supply and demand for AAA-rated municipal debt;

- the highest individual federal income tax rate, and expectations concerning the highest individual federal income tax rate;

- interest and yield rates in the market generally and the volatility of those rates;

- economic, financial, political and regulatory or judicial events that affect interest rates generally; and

- our creditworthiness, including actual or anticipated changes in our credit ratings, financial condition or results of operations.

No one can predict with certainty the future performances of the 3-month USD LIBOR Rate or the SIFMA Index based on their respective historical levels.

Secondary trading may be limited.

The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.



| DEUTSCHE BANK | RR Donnelley ProFile | nycdoc1 9.8.25 | NYC pf_rend | 29-Aug-2007 16:57 EST | | 86122 TS 10 | 3* |
| TS NO. 167 | | NYC | | | CLN | PS PMT | 1C |

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where either the Ratio Accrual Condition or the LIBOR Accrual Condition (or both) has generally been satisfied since the Settlement Date. The potential returns described in this term sheet assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your notes if you hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold. You should be willing and able to hold your notes to maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in this term sheet, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

We and our affiliates trade financial instruments related to the 3-month USD LIBOR Rate, the SIFMA Index and/or other similar rates or indices on a regular basis, for our accounts and for other accounts under our management. We and our affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the 3-month USD LIBOR Rate, the SIFMA Index and/or other similar rates or indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the 3-month USD LIBOR Rate or the SIFMA Index and, accordingly, could affect the value of the notes and the amount of interest, if any, payable to you during the term of the notes.

Additionally, we or one of our affiliates may presently or from time to time engage in trading activities related to the 3-month USD LIBOR Rate, the SIFMA Index and/or other similar rates or indices. In the course of such business, we or our affiliates may acquire material nonpublic information with respect to such securities and, in addition, one or more of our



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affiliates may produce and/or publish research reports, or otherwise express views, with respect to such investments or regarding expected rate movements. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future rate movements.

We and our affiliates expect to engage in hedging and trading activities related to the 3-month USD LIBOR Rate and the SIFMA Index. We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may affect the level of the 3-month USD LIBOR Rate and/or the SIFMA Index, and may therefore affect the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Our trading activities related to the 3-month USD LIBOR Rate and the SIFMA Index may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the 3-month USD LIBOR Rate, the SIFMA Index, the number of Accrual Condition Days during each Reference Period, the Applicable Interest Rate for each Interest Period and the amount of interest payable in respect of your notes on each Interest Payment Date. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Your investment in the notes is not insured by the FDIC.

The notes are not insured by the Federal Deposit Insurance Corporation.



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| TS NO. 167 | START PAGE | | NYC | CLN | PS PMT | 1C |

DESCRIPTION OF THE NOTES

> *The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**note**" refers to each $1,000 principal amount of our 10 Year Range Accrual Municipal Index Notes (MINT).*

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay interest at a rate per annum that is proportional to the number of days during the relevant period that either of two conditions – one relating to the 3-month USD LIBOR Rate and one relating to the ratio of the SIFMA Index to the 3-month USD LIBOR Rate – is satisfied (as described below). The notes are part of a series of notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof. The principal amount and issue price of each note is $1,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payments on the Notes

The "**Maturity Date**" will be September 5, 2017, unless that day is not a business day, in which case the Maturity Date will be the first following business day. On the Maturity Date you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

The notes will bear interest at the Applicable Interest Rate (as defined below), payable semi-annually in arrears on March 5 and September 5 of each year during the term of the notes (each, an "**Interest Payment Date**"), commencing on March 5, 2008, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.



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The initial Interest Period will begin on, and include, September 5, 2007 (the "**Settlement Date**") and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on the Maturity Date.

The "**Applicable Interest Rate**" for each Interest Period will be determined by the calculation agent on the applicable Interest Payment Date based on the following formula:

$$\text{Applicable Interest Rate} = \text{Base Rate} \times \frac{\text{Accrual Condition Days}}{\text{Actual Days}}, \text{ where}$$

"**Accrual Condition Days**" is the number of calendar days during the applicable Reference Period on which either the Ratio Accrual Condition or the LIBOR Accrual Condition is satisfied; and

"**Actual Days**" is the number of actual calendar days in such Reference Period.

The "**Ratio Accrual Condition**" is satisfied on any day on which the Average Ratio for the previous six months is less than or equal to 70%.

The "**LIBOR Accrual Condition**" is satisfied on any day on which the Average LIBOR for the previous six months is less than or equal to 3.35%.

The "**Average Ratio**" is calculated by taking the weekly ratios of the level of the SIFMA Index to the level of the 3-month USD LIBOR Rate (each of which is set every Wednesday and takes effect the following day) during a six-month Reference Period and averaging them. In calculating the Average Ratio, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of the SIFMA Index and 3-month USD LIBOR Rate (i.e., since, and including, the previous Thursday) that fall within such Reference Period.

The "**Average LIBOR**" is calculated by taking the weekly levels of the 3-month USD LIBOR Rate (which is set every Wednesday and takes effect the following day) during a six-month Reference Period and averaging them. In calculating the Average LIBOR, the first and/or last week of each Reference Period will be given a fractional weighting based upon the number of calendar days after the prior resetting of the 3-month USD LIBOR Rate (i.e., since, and including, the previous Thursday) that fall within such Reference Period.

The "**Base Rate**" is 9.50% per annum.

A "**Reference Period**" is, with respect to each Interest Period, the period commencing on (and including) the second business day prior to the first day of such Interest Period to (and including) the third business day prior to the last day of such Interest Period.

The "**3-month USD LIBOR Rate**" for any business day is the offered rate (British Bankers' Association) for deposits in U.S. dollars for a period of three months, commencing on such business day, which appears on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on that business day. If the 3-month USD LIBOR Rate cannot be determined on any business day as described above, then the 3-month USD LIBOR Rate will be determined on the basis of the rates, at approximately 11:00 a.m. London time on that business day, at which



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deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that business day in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the 3-month USD LIBOR Rate for that business day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the 3-month USD LIBOR Rate for that business day will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 a.m. in New York, New York, on that business day, by three major banks selected by the calculation agent, beginning on that business day in a representative amount. If fewer than three banks selected by the calculation agent are quoting as described above, the 3-month USD LIBOR Rate for that business day will be determined by the calculation agent in a commercially reasonable manner and in its sole and absolute discretion.

The "**SIFMA Index**" is the Securities Industry and Financial Markets Association Index, formerly known as the Bond Market Association Municipal Swap Index. The SIFMA Index is a weekly-issued index that is compiled from the weekly interest rate resets of tax-exempt variable-rate obligations included in the database maintained by Municipal Market Data that meet specific criteria established from time to time by The Bond Market Association. The Municipal Market Data database consists of more than 15,000 active variable-rate demand obligation issues. For reference purposes only, the index is available on Bloomberg under MUNIPSA INDEX <GO> or through The Bond Market Association at: www.bondmarkets.com.

Under the present criteria, in order to qualify for the SIFMA Index, each component obligation must:

- be a weekly reset, effective on Wednesday
- be tax-exempt for federal income tax purposes, and not subject to Alternative Minimum Tax
- have an outstanding amount of $10 million or more
- have the highest short-term rating (VMIG1 or A-1+)
- pay interest on a monthly basis, calculated on an actual/actual basis

If the SIFMA Index is no longer published, the SIFMA Index level will be determined by reference to the level of the S&P Weekly High Grade Index (formerly the J.J. Kenny Index) maintained by Standard & Poor's Securities Evaluations Inc. for a 3-month maturity. If the S&P Weekly High Grade Index is no longer available, the SIFMA Index level will be the prevailing rate, determined by the calculation agent in its sole discretion, for tax-exempt state and local government bonds meeting the then-current The Bond Market Association criteria.

If the SIFMA Index is subsequently revised or amended after its initial publication, such amendment shall not be effective for the purposes of any calculation hereunder except in the event of manifest error.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the 3-month USD LIBOR Rate, the SIFMA Index, the number of Accrual Condition Days during each Reference Period, the Applicable Interest Rate for each Interest Period and the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of



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| TS NO. 167 | | NYC | | CLN | PS PMT | 1C |

the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of this term sheet without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date.

All calculations with respect to the 3-month USD LIBOR Rate, the SIFMA Index and the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities – Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities, including the notes.

Payment Upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 note principal amount equal to $1,000 *plus* any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co.



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(DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.



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CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

You should review carefully the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." We believe that the notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments" with the tax consequences described under "– Contingent Notes," on page S-50 of the accompanying prospectus supplement. Assuming this character is respected, regardless of your method of accounting, you will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes). Generally, any gain recognized upon a sale, exchange or retirement of the notes will be treated as ordinary interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank AG, New York Branch, 60 Wall Street, 31st Floor, Mail Stop NYC6O-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

If you are a non-United States holder, as defined in the accompanying prospectus supplement, you generally will not be subject to U.S. federal income tax (including withholding tax), provided you fulfill certain certification requirements. See "– Tax Consequences to Non-United States Holders" on page S-54 of the accompanying prospectus supplement.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of this term sheet) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

In connection with the sale of the notes, we, either directly or through our affiliates or others, may enter into hedging transactions involving the execution of interest rate swap and option transactions or other transactions linked to changes in interest rates (including the 3-month USD LIBOR Rate) and the level of the SIFMA Index both before and after the Settlement Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have previously entered into. In this regard, we or our affiliates may:

- execute or terminate interest rate swap and option transactions;

- take or dispose of positions in listed or over-the-counter options or other instruments based on interest rates (including the 3-month USD LIBOR Rate) and the SIFMA Index; or

- do a combination of the above.



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We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

Although we have no reason to believe that any of these activities will have a material impact on the 3-month USD LIBOR Rate, the SIFMA Index or the value of the notes, we cannot assure you that these activities will not have such effects.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of this term sheet.

DBSI has advised us that it proposes to offer the notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. DBSI may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from DBSI and/or the purchasers of the notes for whom they may act as agent. DBSI and other Agents may pay referral fees to other broker dealers of up to 1.50% or $15.00 per $1,000 note principal amount. In connection with the sale of the notes, DBSI may receive commissions from the purchasers of the notes for whom they may act as agent. DBSI and any dealers that participate with DBSI in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if



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DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to this term sheet is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this term sheet, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this term sheet, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this term sheet and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.